

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 28, 2009

Mr. Darrell W. Crate
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

RE: Affiliated Managers Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File #1-13459

Dear Mr. Crate:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief